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                                                   SEC FILE NUMBER  0-20897
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                                                   CUSIP NUMBER   694935 10 7
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 1998

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

 Read Instructions (on back page) Before Preparing Form. Please Print ot Type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

________________________________________________________________________________
Full Name of Registrant
                         PacificAmerica Money Center, Inc.
________________________________________________________________________________

________________________________________________________________________________
Former Name if Applicable
                         n/a
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
21031 Ventura Boulevard, Woodland Hills, California 91364
________________________________________________________________________________
City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F,  11-K, Form N-SAR,  or portion  thereof,
[x]  |         will be filed on or before the  fifteenth calendar day  following
     |         the  prescribed  due date;  or the  subject  quarterly  report or
     |         transition report on Form 10-Q, or portion  thereof will be filed
     |         on or  before  the  fifth  calendar  day following the prescribed
     |         due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


PART III--NARRATIVE

     State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. See Attached Narrative.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard B. Fremed                              (818)        598-8250
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (See Attached Narrative.)
                                                                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       PacificAmerica Money Center, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1999              By /s/ JOEL R. SCHULTZ
    -------------------            ---------------------------------------------
                                    Joel R. Schultz, Chairman, CEO and President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                          NOTIFICATION OF LATE FILING
                                 on Form 12b-25
                                       of
                       PACIFICAMERICA MONEY CENTER, INC.

Part III

     The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 1998, by March 31, 1999, because it has been unable to complete its financial statements for the year ended December 31, 1998, and this inability could not be eliminated by the Registrant without unreasonable effort and expense. Contributing to the delay in completion of the financial statements was a change in the accounting by Pacific Thrift and Loan for certain interest-only strips receivable which was required by the Federal Deposit Insurance Corporation, as to which notification was received on March 12, 1999. Further contributing to the delay is the detailed review of auditing adjustments related to the Registrant's closing of its wholesale loan division on October 28, 1998.

     As a result of such delays, the Company's independent certified public accountants, BDO Seidman, LLP, has not completed its audit procedures to enable it to render its opinion within the prescribed period. (Exhibit I)

     The Annual Report on Form 10-K for the year ended December 31, 1998 will be filed no later than April 15, 1999.

Part IV (3)

     The Registrant anticipates a significant change in results of operations from the corresponding period for the last fiscal year, due to a decrease in gain on sale income and an increase in noninterest expense. As a result of these and other changes, the Registrant anticipates that it will report a net loss for the year ended December 31, 1998, compared to net income for the year ended December 31, 1997.

     The Company cannot quantify the change in results of operations due to the auditing adjustments being reviewed with our independent certified public accountants.

Exhibit I

                                              March 31, 1999

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent certified public accountants of PacificAmerica Money Center, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 1998 because our Firm has not yet completed our audit of the financial statements of the Registrant for the period ended December 31, 1998 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statement made by the Registrant in
Part III of its filing on Form 12b-25 for the period ended December 31, 1998 and agree with the statements made therein as they relate to accounting and auditing matters.

                                                Very truly yours,

                                                BDO Seidman, LLP